FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549



                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of June 2006


                         Commission File Number: 1-14396

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
               --------------------------------------------------
                 (Translation of registrant's name into English)

         17/F, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]          Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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Indicate by check mark whether the  registrant by furnishing  the  information contained in this Form is also thereby furnishing the information to the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes  [_]          No  [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):_________.



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Information furnished on this form:

Announcement, dated May 30, 2006, by the Registrant regarding the Resignation of Director




                                    EXHIBIT

EXHIBIT NUMBER                                                         PAGE
--------------                                                         ----

1.1      Announcement, dated May 30, 2006, by the Registrant             5
         regarding the Resignation of Director


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                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                           ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                                             (Registrant)




Date: June 2, 2006                  By:  /s/ Peter Jackson
                                            ------------------------
                                            Peter Jackson
                                            Chief Executive Officer



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                      [GRAPHIC OMITTED][GRAPHIC OMITTED]
               (INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)
                              (STOCK CODE: 1135)

                            RESIGNATION OF DIRECTOR

The board of directors (the "Board") of Asia Satellite Telecommunications Holdings Limited (the "Company", together with its subsidiaries, the "Group") announces the resignation of Mr. R Donald Fullerton, after serving the Company for ten years, as an independent non-executive director of the Company with effect from 30 May 2006 for personal reasons. He also resigns as chairman of the Remuneration Committee and as a member of the Audit Committee.

Mr. Fullerton confirms that he has no disagreement with the Board and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

Mr. Fullerton is one of the three independent non-executive directors of the Company and his resignation will cause the minimum to fall below three. The
Company is in the process of looking for a suitable replacement to fill the casual vacancy.

The Board would like to express its appreciation to Mr. Fullerton for his valuable contributions made to the Company over the past ten years.


                                                      By Order of the Board
                                                             DENIS LAU
                                                         Company Secretary


Hong Kong, 30 May 2006

As at the date of this announcement, the Board comprises the following directors:

EXECUTIVE  DIRECTORS:
Mr. Peter JACKSON (CHIEF EXECUTIVE OFFICER)
Mr. William WADE (DEPUTY CHIEF EXECUTIVE OFFICER)


NON-EXECUTIVE DIRECTORS:
Mr. Romain BAUSCH (CHAIRMAN)            Mr. MI Zeng Xin (DEPUTY CHAIRMAN)
Mr. Robert BEDNAREK                     Mr. DING Yu Cheng
Ms. Cynthia DICKINS                     Mr. JU Wei Min
Mr. Mark RIGOLLE                        Mr. KO Fai Wong


INDEPENDENT NON-EXECUTIVE DIRECTORS:
Prof. Edward CHEN                       Mr. Robert SZE